Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
Final Transcript —
Conference Call Transcript SEBL — Siebel CustomerWorld 2005 Keynote Addresses Event Date/Time: Oct. 17. 2005 / 10:00AM PT Event Duration: N/A

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CORPORATE PARTICIPANTS
Steve Diamond
Siebel Systems — Senior Director of Public Relations
George Shaheen
Siebel Systems — Chief Executive Officer
Larry Barbetta
Siebel Systems — SVP and General Manager Business Analytics
Bruce Cleveland
Siebel Systems — SVP Products
Perry Keating
Siebel Systems — SVP Global Services
CONFERENCE CALL PARTICIPANTS
Stuart Lauchlan
Customer Management Community — Reporter
Sarah Lysecki
IT Business — Reporter
James Murray
IT Week — Reporter
Angela Eager
Computer Wire UK — Reporter
Mark Sangeni (ph)
Computerworld — Reporter
Tony Kontzer
InformationWeek — Reporter
Hi Donink (ph)
IT Commerce — Reporter
Jack Shamr (ph)
IT Week — Reporter
PRESENTATION

Operator
Welcome and thank you for standing by. At this time, all participants are in a listen only mode. Today’s conference is being recorded. If you have any objections, you may disconnect your line at this time. I’d now like to turn the conference over to Mr. Steve Diamond, Senior Director of Public Relations for Siebel Systems.

Steve Diamond — Siebel Systems — Senior Director of Public Relations
Hi everybody, Steve Diamond again from Siebel Systems Public Relations. Thank you for joining us at our executive press question and answer session. By the way, I hope you enjoyed your chicken lunch. Guess what we are having for dinner tonight? Yes, chicken. Thanks again for coming. I’m going to turn this over to George Shaheen, Siebel Systems’ Chief Executive Officer in just a few seconds. George is going to make a few introductory remarks, and then we will open up this session for your questions and we have a professional microphone runner in our midst today. His name is Sean Mills (ph); you may have seen him in past Q&A sessions, along with Molly Holtman (ph). We will ask you when you have a question to raise your hand and make sure you grab one of them, so that you can address your question into a microphone so everybody in

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Final Transcript
our audience, both here and around the world, can hear your question. We will also ask you to cite your name and your publication. So thank you very much, and without further ado, let me introduce George. Thanks.

George Shaheen — Siebel Systems — Chief Executive Officer
Thanks, Steve. Welcome. We’re delighted to be with you this afternoon. Part of this panel to communicate with you this afternoon; let me introduce them to you. On my far left is Perry Keating. Perry is a Senior Vice President in charge of our Professional Services organization. Perry joined the company at the beginning of September, and his most recent employment was with BearingPoint, so welcome, and I’m sure this is Perry’s first introduction to all of you, at least in his current capacity.
To his right is Larry Barbetta, Senior Vice President and General Manager of our Business Analytics/Business Intelligence business. And to my immediate left is Bruce Cleveland, Senior Vice President, General Manager of our products piece of our business. So we have — I look forward to communicating with you, and I would like to make some preliminary remarks before we move into answering some of your questions.
First of all, I want to welcome all of you who are on the Web, listening to this press conference. We appreciate you joining us, and hopefully you can hear us okay, and hopefully we will be answering many of the questions that you too have on your minds.
From my comments this morning and what I’m — the bar that I was trying to raise, and am trying to raise, is we as business enterprises have got to raise the bar and there’s a significant opportunity available to all of us as we raise the bar in running our business more customer centric and some of the comments that Bruce followed up with on a customer, that solutions I think are so important of where this industry of customer relationship management can go with huge returns. So I think it’s incumbent upon all of us to treat our customers as part of our very important asset base.
Secondly, we are in the business of solving problems. We are a solutions company. I think I would tell you in the six or seven months that I’ve been on board, eight months that I’ve been on board, we’ve worked very hard to continue a very focused migration from a software products company to a solutions company, and that’s all about solving problems, and as it relates to customers, we are dealing with some of your — some of our clients’ rather, very complex customer facing challenges. And once again, where there’s opportunity, and there is in that particular realm, there’s a benefit to be had.
Thirdly, picking up on our comments about customer adaptive solutions, we really feel that with technology advancements today, with our domain expertise about the customer, we can work with our customers like never before, in helping them to run their businesses, not to serve a customer, but to actually the business in a way that a customer wants to do business with, and we think it’s a very powerful dynamic.
Fourthly, I’d like to comment on what — you all probably have a press release that went out this morning, and if you follow this at all, you know we’ve been working very hard on our service-oriented architecture capability framework, and of course, this conference, originally CustomerWorld was set to be a very loud release of our service-oriented architecture product. It got a bit upstaged, with the Oracle acquisition, if you will of Siebel, but we think we are significantly ahead of the market in coming out with our SOA platform. It’s been well-received in the marketplace, and you’re going to hear more and more about it. In addition, as you know, we continue to come out with additional releases of our OnDemand product, our BI product, and of course, our core CRM product.
Finally, with regards to the Oracle acquisition of Siebel, that’s being played out as we speak. As you know, we filed our Hart-Scott-Rodino filing with the U.S. government in September. Sometime toward the end of this month, we will get comments back from them and they will give us further direction on what, if any, further reviews that they might want to do, and of course, we also have got to seek formal approval of our shareholders, so that continues to play out and until it plays out finally we at Siebel are going to continue to do what we think is right to serve our customers, and to expand our market presence, but we are very encouraged, I am very encouraged, with Oracle’s professed delight in acquiring this asset. There are plans to leverage it within their portfolio, and so we look forward to working with them when the time is right.
In concluding my remarks to you, the first time I met some of you was in Barcelona at the European User’s Week, where I was new in post. I think I came into post toward the end of April. I think that meeting was in early May, if I recall correctly, and I commented to you all at the time that I saw our situation at that time in addressing three major priorities. One was to address and fix and streamline the revenue generation capability of the company. I think I called it at that time the revenue engine. I talked about getting our costs in line with our business, and I talked about our commitment and dedication to continue to create market leading product.
Just a quick report back, I think we’ve come along way in getting our revenue engine turned around and address. We are very pleased with our early announcement to all of you as how we saw Q3 shaping us for us. We did that earlier this month, in our pre-release. We have taken a lot of

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Final Transcript
cost out of this business. If you tracked us for the last two quarter endings, you know that we’ve address our cost situation and today, this week, I think is proof positive that this company can continue to generate and bring to market leading edge product and capability, and we’ll continue to focus on that.
So based upon that very preliminary scorecard that I outlined to you in Barcelona, we are very pleased with the progress we’ve made. We think we have a ways to go. We’re going to continue to manage the company to make progress against those three key areas of emphasis, and I just felt it was appropriate at this time to you a brief report back since the last time I spoke to you. That’s about all I had to talk to you about at that time because I was so new, but anyway, with that, I think we will turn it over to you for your questions, and I will serve as your Director here a little bit. I’ll make sure the question gets to the right person. So who would like to go first? Yes, sir?
QUESTION AND ANSWER

Stuart Lauchlan — Customer Management Community — Reporter
Stuart Lauchlan, Customer Management Community in the UK. I take on board your points about the Oracle process still being underway, and I appreciate you’re going to have constraints, and what you can and can’t say at the moment. Just from a general customer perspective though, while you have rolled out a lot of stuff today and you’ve talked a lot about products and direction and strategy, as a customer why would I place one penny with you guys until I know exactly what’s going to happen with Project Fusion?

George Shaheen — Siebel Systems — Chief Executive Officer
(inaudible)

Stuart Lauchlan — Customer Management Community — Reporter
Until I know exactly what’s going to happen with Project Fusion and what’s going to make up Project Fusion, whether it’s going to be a bit of PeopleSoft, a bit of JD Edwards, a bit of Siebel. Why would I place one penny piece with you guys, or indeed with PeopleSoft or JD Edwards?

George Shaheen — Siebel Systems — Chief Executive Officer
Well, I can’t speak for PeopleSoft and JD Edwards. I think you’d invest in Siebel because we have the best CRM and business intelligence products in the marketplace, and I think if you listen to Oracle’s comments on why they are doing this acquisition, what it means to them, they are clearly going to put Siebel technology in the forefront of their future CRM applications. That’s clearly their intentions, they’ve said it and directed that a multiple number of times. So I really don’t think, from what I’m hearing from our customers, I’m not hearing a hesitation from understanding and believing that that’s what Oracle’s intent is.
And I think as time goes on you will hear more and more from Oracle about the specifics of that, but it’s clearly — I think as Ellison said in the, his very first comments publicly, the morning that this merger was announced, Siebel clearly has the best CRM products in the marketplace bar none. I think he — I know that he commented on where his current products stack stood against the capabilities of Siebel, and clearly, Siebel was important to take them to a global leader position in CRM instantaneously with this acquisition. So that would not be a risky bet to place, the one you propose, in my mind. This merger is very important to Oracle. It appears to me they’re doing it for the right reasons, and you’ll hear more and more of their commentary on that and how they’re going to bring it to life. So our customers are thrilled with that, and see the merit of it to them, so that hasn’t been that big of an issue, to be quite frank, from our perspective, of what we’re hearing in the market.

Sarah Lysecki — IT Business — Reporter
Hi, Sarah Lysecki, from IT Business in Toronto. Just wanted to ask you also whether you are all concerned that the acquisition could eliminate Siebel OnDemand, and what are your thoughts on that going forward?

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Final Transcript

Steve Diamond — Siebel Systems — Senior Director of Public Relations
I think Larry was pretty explicit, and we even addressed this question at Oracle’s OpenWorld a little earlier, I think it was back in September when George and I were there, and that is that Oracle has made a strong commitment to OnDemand. I think Larry was probably one of the first investors in that type of model. He has some ownership in some other companies that are OnDemand oriented, and the fact is they’ve done a good job building infrastructure for single tenant delivery. What they haven’t built out is multi-tenant delivery, and so the idea of being able to merge those two different skill sets together, and the knowledge that we have been positioning and delivering multi-tenant capabilities, with Oracle’s ability to provision and deliver single tenant, I think is a fairly powerful capability. So a) they have designated and stated directly that OnDemand is a key part of their strategy, and we have complementary skill sets from both sides that when joined together can make it even better for our customers joint and new.

James Murray — IT Week — Reporter
Hi, James Murray, from IT Week. I understand this morning SAP extended its safe passage program for migration of customers away from Siebel, and PeopleSoft, and JD Edwards. Have you seen any customer defections since the deal was announced? And do you expect to see any?

Steve Diamond — Siebel Systems — Senior Director of Public Relations
I am not aware of — your point is SAP said what?

James Murray — IT Week — Reporter
(inaudible — microphone inaccessible)

Steve Diamond — Siebel Systems — Senior Director of Public Relations
I can understand him better without — that microphone mumbles it up.

James Murray — IT Week — Reporter
(inaudible — microphone inaccessible)

Steve Diamond — Siebel Systems — Senior Director of Public Relations
Sort of indentured servitude for applications.

James Murray — IT Week — Reporter
The question is have you seen any defections or dissatisfaction since the deal was announced amongst your customer base? And do you regard these migration programs from some of your rivals as a threat?

Steve Diamond — Siebel Systems — Senior Director of Public Relations
You know, whenever there is a change, and whenever there is change in any market, there is — competitors view opportunities to make some progress against something. So the fact that any competitor would come in with some type of incentive to benefit from a change is natural, it’s human nature. Why — I guess what would puzzle me, why if your product was so good you’d have to incent somebody to move to it. We could debate that, but it doesn’t surprise me it goes on. Are you asking me, are we tracking — I’m not aware of, at least to date, I am not aware of any defections. Now, in a global universe there’s one of everything and two of most, but I have to admit I’m not aware of it, so to be quite frank, I wasn’t, I was not even aware of their program.

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Final Transcript

James Murray — IT Week — Reporter
So, just as a follow-on from that, given that most these migration programs are PR exercises first and foremost -

George Shaheen — Siebel Systems — Chief Executive Officer
Correct.

James Murray — IT Week — Reporter
Why are you being so heavy handed with Rimini Street?

George Shaheen — Siebel Systems — Chief Executive Officer
Why what?

James Murray — IT Week — Reporter
Why are you being so heavy handed with Rimini Street?

George Shaheen — Siebel Systems — Chief Executive Officer
What?

James Murray — IT Week — Reporter
Your attorneys have sent letters to Rimini Street accusing them of false statements -

George Shaheen — Siebel Systems — Chief Executive Officer
Take the mic away, that mic is just creating distortion, we’re having trouble...

Unidentified Audience Member
(inaudible -microphone inaccessible)

Unidentified Corporate Representative
This is the company that’s offering support.

James Murray — IT Week — Reporter
Oh.

Unidentified Corporate Representative
Yes. The issue is really about being — when you say you’re going to offer support, you also have to own the source code to those particular programs to be able to make bug fixes. So the issue is, is I think that they’re stating misleading comments that would imply that they could

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actually, not only answer support questions but then actually make changes to the code that would then allow those customers’ applications to work appropriately and so the issue here is not about compromising free market, it’s about making sure that our customers understand what they actually can do versus what they cannot do. And that’s the particular issue.

James Murray — IT Week— Reporter
(inaudible -microphone inaccessible)

Unidentified Corporate Representative
I think that’s a great question to ask those 2 companies, not -

James Murray — IT Week— Reporter
(inaudible -microphone inaccessible)

Unidentified Corporate Representative
No, I think - I don’t think that’s correct. I think what we’ve pointed out to them is they are misleading the market in a level of service that they cannot provide because they don’t have the source code.

Unidentified Corporate Representative
Correct.

James Murray — IT Week — Reporter
What is it they cannot do, then?

Unidentified Corporate Representative
What is it ...?

James Murray — IT Week — Reporter
What is it that they cannot do, that they’re -

Unidentified Corporate Representative
They cannot change the source code -

James Murray — IT Week — Reporter
Right so I can go to them and have third party support and maintenance of them as long as they don’t - okay, your friend Larry doesn’t seem to think that.

Larry Barbetta — Siebel Systems — SVP and General Manager Business Analytics

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Well, that’s part of third party support and maintenance that we provide at Siebel Systems, that includes not only the question answering and technical follow up but it also includes bug fixing, patch releases and the ability to get new updates to the software as appropriate upon them being available, so obviously when we offer support license and maintenance it includes that compendium of capability and I think what George and Bruce are stating is, obviously what they’re able to do is a subset of that. Is that — hopefully that helps.

George Shaheen — Siebel Systems — Chief Executive Officer
I understand that we do have to hand you the mic so that it meets regulatory requirements and going out over the web, so we will give you the mic. Hold it away from your mouth just a bit because it will help eliminate the distortions. I apologize. Thank you.

Angela Eager — Computer Wire UK — Reporter
Angela Eager from ComputerWire in the UK. At the OpenWorld last week, Larry Ellison said that he would support Siebel products, Siebel’s existing products, but he said there was uncertainty on what was going to happen with the Nexus project with Siebel’s customer integration hub. Have you any insight there or what sort of response would you give to your customers who are looking at your future plans for Nexus, for the components side?

George Shaheen — Siebel Systems — Chief Executive Officer
Since OpenWorld we have spent time with Larry in a couple of key areas including what you referred to as the Nexus product, that’s the SOA framework that we talked about this morning. So, I think he has more of an insight about Nexus and what it is and there was some quotes of what he said in the paper about how it was architected that weren’t quite right so we were able to settle a lot of that straight with him.
You heard his commentary this morning on the video clip that we played and how he mentioned our SOA project and its compatibility with their Fusion direction. I think needless to say, Oracle will be taking more and more time explaining Fusion, explaining its timetable for Fusion and also being more specific about what role that our architecture will play in that. So, I think that is sort of in the category of stay-tuned. I would tell you today, I think he has a much better handle on that product of ours today than perhaps he was able to have at OpenWorld.
Now, I don’t want to put words in his mouth, I think what he said today when we received that clip, we were very encouraged by, but there’s still a lot of devil in the detail here, but I think he has a much better appreciation for that product of ours today than perhaps he did at the time that he made the comments to OpenWorld.

Unidentified Audience Member
You’ve been quite clear on the idea that there will be product continuity going forward, post merger. Can you offer any reassurance to customers about continuity in terms of sales teams and support teams and staff?

George Shaheen — Siebel Systems — Chief Executive Officer
Couple comments I would have in that regard. Oracle has — besides having said that Siebel technology will be the centerpiece for their CRM platforms going forward, Larry’s also made some other comments to the press, I would have, I would anchor you to. One, in terms of sales force, our sales force and all. He has been, as he said very effectively, “I did not buy the company to fire people, I bought the company to add to my portfolio.” Now, in — once again, there is an area where the devil’s in the details. I think he looks at the CRM space as something that is potentially very lucrative for Oracle and I believe he knows that we have a sales force that’s focused and dedicated on that. So, I do believe that we’ll see considerable continuity in our sales teams dealing with customers.
In terms of product support. They’ve taken a very strong position that any product that is in the marketplace that is in a customer base, they will continue to support for some time. And I think they have followed that fairly religiously with JD Edwards and PeopleSoft and I think because Siebel is going to be the cornerstone of their future CRM direction I can only assume that our products will have the same level of support going forward.
And then they have so stated that, excuse me.

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Final Transcript

Unidentified Audience Member
Wondering you’ve had any customers express any concern to you about whether or not they’ll be forced to move over to Oracle’s database off of Microsoft SQL Server or off of IBM if they’re using that currently right now?

George Shaheen — Siebel Systems — Chief Executive Officer
No, no I haven’t. I think it is natural for customers to raise that issue and ask questions about it, but once again, in the very, very first commentary Larry had in announcing this merger, recognizing the multiplicity of platforms that we operate under that he recognized it was probably a marketplace prerequisite that they support a third party platforms.
So, I think it’s fair to say that customers ask that question for reassurance, I think it’s also fair to say that Oracle would never back away from its own database because it’s in their best interest not to, but by the same token I think they understand the practicality and the requirement to support other platforms as well.

Angela Eager — Computer Wire UK — Reporter
Angela Eager, ComputerWire. There’s been some very careful wording in some of the announcements that have come out. Oracle has been very clearly, clearly been saying that it wants to take the ideas and the concepts of Siebel and PeopleSoft and JD Edwards and the Oracle applications suite and use that as a basis of Fusion. But Siebel is saying that they’re going to take the application and use that, as it is effectively dumped straight into Fusion. Do you have any sort of thoughts on that?

George Shaheen — Siebel Systems — Chief Executive Officer
I don’t think Siebel has the blueprint, is running the details behind migration of product into Fusion, that is, that is purely an Oracle decision point, an Oracle analysis and ultimate decision. What we’re doing at Siebel is we are doing everything we can to, at the appropriate times to give them a thorough understanding, explanation and a detailed view of our products so that they can make those analysis and decisions very efficiently and come up with the right answer. But I don’t think anybody at this table would have a — and if they do have at it, I do not profess to be able to articulate to you the nuances of their Fusion strategy, except, they are certainly committed to it.

Unidentified Corporate Representative
I have one additional piece of that. That comment actually came, there was a second part of the sentence, or at least a paragraph that talked about the fact that because at the time that Larry referred to as Nexus wasn’t written in Java XML that it would have to be rewritten. We had not yet debriefed Larry in detail through the entire technical componentry of how our Siebel component assembly had been built. That since has taken place. So, I would take that particular comment, that pre-pending comment when consider when it was delivered. And then consider what Larry said today in the video. I think today’s statements are built off of — I think he has a strong technical understanding of how we’ve done Siebel component assembly versus, at that point in time, he did not.

Mark Sangeni — Computerworld — Reporter
Mark Sangeni Computerworld. Quick question, you and Oracle have been archrivals for a long time in CRM, after this morning’s comments by Larry were you astonished to see how good your software had suddenly become in his estimation?

George Shaheen — Siebel Systems — Chief Executive Officer
How what?

Unidentified Corporate Representative

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How good it’s become.

Mark Sangeni — Computerworld — Reporter
How excellent your software had become in his estimation.

George Shaheen — Siebel Systems — Chief Executive Officer
No, I was not surprised, I think he knew it all along. I mean you’d have to know it all along if you’re out there; they’ve competed, and others have competed with this company for quite a while and it’s clear that — although we had other challenges we’ve been dealing with, we clearly had the ability to keep our product at the leading edge of capability. Now, we may have had other challenges that went by the by, so to speak, temporarily, but no, I think the market and I think Larry, he’s had — he knows a lot about Siebel, we’re what, 3 miles from them, up the road. There were no hidden secrets there. I’d be quite frank, I applaud his courage and his willingness to do this transaction to get his hands on our technology. I’d have done the same thing.

Tony Kontzer — InformationWeek — Reporter
Tony Kontzer with InformationWeek. What you guys announced today obviously introduces a lot of flexibility and modularity for customers, I’m just curious in running with that theme, if you have plans to open up the code base at some point in the future for open source development and that sort of thing.

George Shaheen — Siebel Systems — Chief Executive Officer
Have at it Bruce.

Bruce Cleveland — Siebel Systems — SVP Products
Well, you know, stranger things have happened. I mean take a look at the recent acquisition that Oracle just made with Innobase. I mean I think that there are obviously areas they’re interested in in that area. We currently don’t have any such strategy in our particular plans, but we’re also not yet part of Oracle Corporation. So, stay tuned.

Hi Donink — IT Commerce — Reporter
Hi Donink from Dutch business magazine IT Commerce. I wanted to turn things around and see what, in your future business developments, you would like to take out of the Oracle, PeopleSoft, JD Edwards portfolio or way of work into the future? Is there anything you want to learn or to take over from them?

George Shaheen — Siebel Systems — Chief Executive Officer
Absolutely. Absolutely. Love to mine that customer base and leverage off of those relationships. That is the real point of leverage for, as big as we are, as global as we are, when you look at — I was particularly taken when I went there, when Bruce and I went to Oracle’s OpenWorld and had a chance to chat with some of their customers. I mean it’s, they have very strong relationships, they are significantly larger than us and when you walk around in your pocket with the best brief solution, you have all these new relationships and customers you can leverage, I think to have that opportunity would be like a child in a candy store. But absolutely that’s what— that’s the power— and that’s why they’re doing this acquisition.

Mark Sangeni — Computerworld — Reporter
Mark Sangeni, Computerworld again. Quick question. Where does all this leave the UAN strategy and was UAN sort of an — was Nexus kind of an extension of the UAN initiative?

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Final Transcript

Unidentified Corporate Representative
Well, certainly the concept of data integration lies in the ability to do integration, you’re right as a system lies at the foundational componentry of the Siebel component assembly architecture. The fact is though, is that we have not gone through the integration discussions with Oracle yet. We will do so, and I suspect that we will probably find that they have some tremendous assets that we can leverage and we’ve got some tremendous assets that they can leverage in their, what they would term as their data hub strategy.
So the concept of data cleansing, the concept of data quality, these are all still, in many of our customer bases, people have not gone through and created uniform customer master, uniform product master and as you listened to my presentation this morning, this is one of the foundational pieces for a customer adaptive business. So I think that with the technology they’ve developed and the technology we’ve put together we will come away with a very, very comprehensive and powerful offering that will make companies be able to transform into these customer adaptive businesses, even more rapidly than we discussed today.

Jack Shamr — IT Week — Reporter
Hi, Jack Shamr from IT Week. There’s a lot of talk this morning about the customer adaptive solutions and I understand sort of the end goal and strategy and what you’re hoping to deliver for companies, but what’s this practically mean in products next year or the year beyond. What’s the actual road map in terms of what you’ll be releasing and what that will deliver for CIS?

Unidentified Corporate Representative
Okay, so, I’ll give you some specific examples. One example is what Larry just announced today with real time decisions in analytics. The ability to be able, in the moment of interaction, take historical data and present that data in a way that can be consumed by the end user. So, if it’s a call center agent, in the moment of interaction, being able to understand what business patterns or buying patterns that call center agent has had, or that customer has had and being able to provide the customer with an up-sell or a cross-sell based upon those buying patterns. That’s just one example. So, real time decisions would be one.
Another area that we’re bringing online is task based UI. So, task based UI is basically being able to guide someone, in whatever role they perform, through a set of chapters, is what we call them, but basically being able to take them through an entire task, break down the processes and lead them to one, an efficient result, but also the most optimal result in it. So those are 2 pieces.
There is — we have 120 page statement of direction document that you’re more than welcome to take time to read, which is all about Siebel 8, which is our next generation of our existing enterprise CRM offerings. And there’s a litany of different product features that you can read about in there and that we’re going to be making available over the next year. So those are just some primary examples of it, not to mention what we’re doing with OnDemand, not to mention — In Release 10 and you’ll be able to see that here, the ability for custom tabs, custom tables etc. So those are just some basic examples of some of the products that we’re delivering that all are part of this customer adaptive solution, they’re all part of the enabling elements that allow people to achieve the ability to flexibly change their businesses and to be able to consume CRM technology much more rapidly and much more pervasively in their companies.

Unidentified Audience Member
If I can just sprout off of that then, where do you see the differentiator in the offering because it does, on the face of it, certainly in layman’s terms levels it sounds very similar to the vision that a lot of the BI vendors are mapping of guide decision making or tailored marketing campaigns, it seems sort of the very similar sort of terminology and language and exactly what they’re saying they can do now.

George Shaheen — Siebel Systems — Chief Executive Officer
I’ll have my colleague answer that.

Larry Barbetta — Siebel Systems — SVP and General Manager Business Analytics

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Final Transcript
Well, certainly, I mean, so first of all, what they’re doing is selling BI tools for query reporting OLAP. We are selling a fully integrated, operational set of solutions around the customer-facing arena, driven by inline, real time actionable insight. Okay?
I don’t, like, leave my call center, open a query tool, better luck slice and dice while you’re on the phone yelling at me to figure out what to do, and go back into my call center screen to enter that you quit as a customer. That would be the kind of current reality. Okay, there’s a lot of nice press release, but that would be like the current reality.
What we’re doing right now is bringing the operational systems a level of insight and effectiveness that’s delivered real time, in line and forward-looking. Those are very different than merely telling you historical patterns. So I think it’s quite differentiated. That would be one big difference in the customer adaptive strategy.
The other thing, in our analytics announcements today, which was a major series of new product announcements, included expanding our analytic applications in the customer adaptive domain and the enterprise area, and expanding our BI platform and introducing this new line of real time predictive stuff. We again are really extending our capabilities in this area, and different than the BI tools, we’re taking one, an application approach, it solves specific business problems, assured business value with lower risk, rapid time to value, versus buying tools and creating it from scratch.
So, I mean, I think we’ve got a pretty set of powerful capabilities when you look at our business analytics, business intelligence alone and then when you couple it with the operational customer facing, core competency of the company, it’s a very unique combination.

Perry Keating — Siebel Systems — SVP Global Services
I also think that most of the business — BI practices are focused on financials, and it’s the easiest set, it’s where the most data is and its always interesting to have last month’s credit ratings for a customer. I think though the one set of data that requires really real time and where the real value is in real time is as it relates to your customer. You’re on the phone with them live or they just came in through the Internet and you want to be able to have that conversation with real live stuff. Last month’s data was interesting last month, it’s not necessarily that interesting in the scenario this morning of the guy’s calling in from the restaurant or he’s about to call in from the restaurant.
So I think if you look at a lot of the BI tools now, they are standalone, they all tend to focus on finance, they tend to focus on big analysis of things that have happened before. I think the real time capability as well as the fact that it’s focused so much on customers, which is the — you don’t get a chance to talk to them that much, or as much as you’d like, you’d like as much information about them at the time they’re on the phone to go through that so I think that’s another differentiator for us.

Larry Barbetta — Siebel Systems — SVP and General Manager Business Analytics
Okay, just one more moment. I mean, as Perry’s saying, one of the key notions is that a lot of BI, and I’ve been doing it for 20 plus years, I mean it’s been about kind of measuring the lagging indicators, what did I sell, what did it cost? Rather than providing insights that drive the causal factors that drive, the lagging indicators. Okay? So what should I do? So really we’ve talked about, with our whole series of announcements, and there’s a lot of depth to back it up and we’d be happy to show you more products and provide greater detail, I would direct you to a couple of very thorough press releases that were announced today on these topics. But, I mean, the short version, is this is a critical part of enabling this customers’ adaptive solution strategy and product family that Bruce espoused and George espoused today as well as what we’re talking about on the BI side, is also enabling what we’re calling the inside driven enterprise, we’re really empowering everyone with real time intelligence that guides them to action.

Unidentified Corporate Representative
I like the predictive nature of it. When you look at some other BI tools, I equate it to it’s kind of like driving looking in the rearview mirror and announcing you haven’t hit anything yet. But it doesn’t say that you’re not about to hit something.

Larry Barbetta — Siebel Systems — SVP and General Manager Business Analytics
Right.

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Final Transcript

Unidentified Corporate Representative
I think, most CFOs, most folks would like to know something that’s about to happen as opposed to something that has not happened. So I think the predictive part, the modeling part, the what is my future outcome part, is much more interesting. To tell me what’s the last 5 year trend, while fascinating and certainly is helpful, I think what’s about to happen is more interesting, my equivalent is sort of looking out the windshield as opposed to looking out the rearview mirror.

Unidentified Audience Member
Maybe one last question. In Barcelona, you just stepped up as the CEO for Siebel. You probably had different scenarios for the outcome of developing the company, was this the most desirable you predicted then, when stepping up to the plate?

George Shaheen — Siebel Systems — Chief Executive Officer
I knew it was on the short list of alternatives and I was certainly aware of that. The top list, the top order of preference would have been to get Siebel back on track in terms of growth and profitability in a reasonable amount of time and that’s why, and that’s what we as a management team were trying to do. That would have been, that would have — but in that is some personal interest as well and of course the shareholders would have benefited from that, but I certainly knew this asset to be very frank with you all, in my mind. This asset was far more valuable than some of you gave us credit for and to be quite frank, than some of us were able to produce with it. And we were in the process, I believe, of getting that readdressed and I’ve been very pleased with the progress we’ve made. The fact that Oracle stepped up and acquired this asset doesn’t surprise me and it doesn’t surprise me that, where they articulate they’re going to fit it in to their portfolio.
I don’t think there’s a person on our team that wouldn’t have liked to have had a couple more quarters to prove our mettle but I guess we ran out of time or runway however you choose to look at it, assuming that this transaction goes forward.
I would just share one thing with you, I believe this company, to get back to — and you always pick stages of where you want to go, to get us back to a level of a couple billion dollars in revenue, I think our BI business, or business analytics business was our ticket to do that. I think that is an absolutely sleeping giant in our portfolio that you’re just now beginning to see how far ahead we are and keep in mind that’s a $15 to 18 billion market where there’s no clear one market leader. And I think our product is more advanced than most and we’ll continue to build it out.
So I had very high expectations for the role of business analytics to get us back to where I wanted to be, phase one. I’ve got to believe that the people of Oracle are smarter than we are, so to speak, and they’ll figure that out, they probably already know it, but there is quite a business there because it makes every business person, every business manager in the globe wants that looking forward, predictive, analytical view of their operation. That is, one could almost say that’s the Holy Grail.
So anyway, that was going to be my secret ticket back to the promised land, to build on that capability and I think Larry was poised to help me, we were going to have some fun, but Oracle bought a, I believe they bought a heck of an asset here and they’re smart people and they will do a lot with it in my opinion.
Thank you very much for joining us, we’re delighted to have you. We have a lot more to share with you for the rest of this week and we couldn’t be more pleased that you’re here with us. Thank you very much.

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Final Transcript

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Final Transcript
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

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